UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Wheeler, Robert H.
   180 North Stetson Avenue
   45th Floor
   Chicago, Illinois  60601
   USA

2. Issuer Name and Ticker or Trading Symbol
   Wisconsin Central Transportation Corporation
   WCLX

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####

4. Statement for Month/Year
   10/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                               |
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1. Title of Security    |2.     |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                        | Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                        |       |      |                                  |  Beneficially     |(D)or |                           |
                        |       |    | |                  | A/|           |  Owned at         |Indir |                           |
                        | Date  |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock            |9/28/01|M   |V|3,281             |A  |13.9675    |                   |      |                           |
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Common Stock            |9/28/01|M   |V|669               |A  |15.938     |                   |      |                           |
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Common Stock            |10/4/01|G   |V|5,200             |D  |N/A        |                   |      |                           |
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Common Stock            |10/4/01|G   |V|5,830             |D  |N/A        |                   |      |                           |
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Common Stock            |10/4/01|G   |V|5,830             |D  |N/A        |                   |      |                           |
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Common Stock            |10/9/01|S   | |474,538           |D  |17.15      |0                  |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of          |2.Con-  |3.     |4.    |5.Number of |6.Date Exer     |7.Title and Amount |8.Price |9.Number  |10.  |11.Nature |
  Derivative        |version |  Transaction | Derivative |cisable and     |  of Underlying    |of Der- |of Deriva-|Di-  |of        |
  Security          |or Exer-|       |      | Securities |Expiration      |  Securities       |ivative |tive      |rect |Indirect  |
                    |cise    |       |      | Acquired(A)|Date(Month/     |                   |Secur-  |Securities|(D)  |Beneficial|
                    |Price of|       |      | or Disposed|Day/Year)       |                   |ity     |Benefi    |or   |Ownership |
                    |Deriva- |       |      | of (D)     |        |       |                   |        |ficially  |Indi-|          |
                    |tive    |       |      |        |   |Date    |Expira-|  Title and Number |        |Owned at  |rect |          |
                    |Secu-   |       |    | |        | A/|Exer-   |tion   |  of Shares        |        |End of    |     |          |
                    |rity    |Date   |Code|V| Amount | D |cisable |Date   |                   |        |Month     |(I)  |          |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units |N/A     |6/14/01|J*  |V|1,801   |A  |see     |N/A    |Common Stock|1,801 |        |          |     |          |
                    |        |       |    | |        |   |note    |       |            |      |        |          |     |          |
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Option-Right to Buy |16.63   |6/15/01|J^  |V|6,000   |A  |12/16/01|6/14/11|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |12.00   |9/28/01|X   |V|6,000   |D  |11/20/94|5/19/04|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |17.09   |9/28/01|X   |V|6,000   |D  |11/20/95|5/18/05|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |12.8125 |9/28/01|X   |V|6,000   |D  |11/20/00|5/18/10|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |15.938  |9/28/01|X   |V|10,000  |D  |9/1/99  |8/31/09|Common Stock|10,000|        |          |     |          |
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Option-Right to Buy |30.84   |10/9/01|J+  |V|6,000   |D  |11/18/96|5/16/06|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |33.1875 |10/9/01|J+  |V|6,000   |D  |11/17/97|5/15/07|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |22.5625 |10/9/01|J+  |V|6,000   |D  |11/23/98|5/21/08|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |21.75   |10/9/01|J+  |V|6,000   |D  |11/22/99|5/20/09|Common Stock|6,000 |        |          |     |          |
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Option-Right to Buy |16.63   |10/9/01|J+  |V|6,000   |D  |12/16/01|6/14/11|Common Stock|6,000 |        |          |     |          |
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Phantom Stock Units |N/A     |10/9/01|J~  |V|3,686   |D  |see     |N/A    |Common Stock|3,686 |        |0         |     |          |
                    |        |       |    | |        |   |note    |       |            |      |        |          |     |          |
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                    |        |       |    | |        |   |        |       |            |      |        |          |     |          |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* Phantom Stock Units will automatically be converted into the right to receive cash (payable in a lump-sum or on a deferred basis as elected by the Reporting Person on or prior to the date of grant) on the day after such person ceases to be a director of the Company.
^ Option issued under the Director Stock Option Plan in transaction exempt under Rule 16b-3.
+ Options converted to options to purchase shares of Canadian National Railway
  Company pursuant to merger.
~ Phantom Stock Units converted into the right to receive $17.15 cash per Unit.